Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 29, 2016

Quarterly Net Revenues Increased by 20.6% Year-Over-Year

Quarterly Enrollments Increased by 25.2% Year-Over-Year

Quarterly Operating Income Increased by 32.6% Year-Over-Year

BEIJING, April 19, 2016 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 29, 2016, which is the third quarter of New Oriental’s fiscal year 2016.

Financial Highlights for the Third Fiscal Quarter Ended February 29, 2016

•	Total net revenues increased by 20.6% year-over-year to US$346.9 million for the third fiscal quarter of 2016.

•	Operating income increased by 32.6% year-over-year to US$42.3 million for the third fiscal quarter of 2016.

•	Net income attributable to New Oriental increased by 16.8% year-over-year to US$48.4 million.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2016	3Q FY2015	% of change
Net revenues	346,912	287,733	20.6%
Operating income	42,297	31,903	32.6%
Non-GAAP operating income (2)(3)	46,743	35,854	30.4%
Net income attributable to New Oriental	48,442	41,483	16.8%
Non-GAAP net income attributable to New Oriental (2)(3)	52,888	45,434	16.4%
Net income per ADS attributable to New Oriental - basic	0.31	0.27	16.1%
Net income per ADS attributable to New Oriental - diluted	0.31	0.26	16.1%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.34	0.29	15.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.34	0.29	15.8%

(in thousands US$, except per ADS(1) data)	9M FY2016	9M FY2015	% of change
Net revenues	1,083,483	917,958	18.0%
Operating income	161,744	130,507	23.9%
Non-GAAP operating income(2)(3)	174,922	141,500	23.6%
Net income attributable to New Oriental	182,868	157,298	16.3%
Non-GAAP net income attributable to New Oriental(2)(3)	196,046	168,291	16.5%
Net income per ADS attributable to New Oriental - basic	1.17	1.00	16.3%
Net income per ADS attributable to New Oriental - diluted	1.16	1.00	16.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.25	1.07	16.5%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.25	1.07	16.7%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 29, 2016

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 25.2% year-over-year to approximately 755,100 for the third fiscal quarter of 2016.

•	The total number of schools and learning centers was 727 as of February 29, 2016, an increase of 5 compared to 722 as of February 28, 2015, and an increase of 7 compared to 720 as of November 30, 2015. The total number of schools was 64 as of February 29, 2016.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “For the third fiscal quarter, we continued to make solid progress on all fronts given improved product mix, positive market dynamics and increased efficiency in operations. On the revenue side, we had a top-line growth of 20.6%, which exceeded the high end of our expected range. The growth was attributable to the ongoing increases in our total enrollments. Our K-12 all-subjects after-school tutoring business performed well this quarter, with gross revenue up 35% year over year and enrollment up 31% year over year. In particular, our U-Can middle and high school all-subjects after-school tutoring business grew approximately 33% year over year, and the revamped POP Kids program delivered a year-over-year revenue increase of 40%, representing a record high since its launch in 2014. With an ever-increasing market demand for our O2O Two-Way Integrated Education System, we have been able to attract an increasing number of new customers for our K-12 business. More importantly, this new offering has proven to be well received by our existing customers, which in turn noticeably improved our retention rate. We are confident that this will translate into consistent and healthy revenue growth for our business over the long term.”

Mr. Yu continued, “As part of our strategy to optimize the market via profitable growth, we opened a new school in the city of Zhuhai, a fast growing Special Economic Zone in southern China. In addition, we added a net of 6 learning centers and expanded certain existing ones, adding a total of approximately 10,000 square meters of classroom area. For the remainder of the fiscal year, we will continue to expand our operations in the cities that have been showing rapid growth and strong profitability and will also continue to look for positive opportunities in unpenetrated cities. Encouraged by the exciting results of the O2O system for our K-12 business, we continued to expand our investment in online and offline integrated education to other key business lines. Most recently, we officially launched the IELTS interactive education system, the O2O solution for our overseas test preparation business, in three large cities in China. Furthermore, our pure online education platform, Koolearn.com, recorded revenue growth of 25% year over year in the third quarter, with a doubling of registered users and a 70% increase in paid users.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Our consistently strong performance is supported by constantly improving operational efficiency and stringent cost control. During the third quarter, operating income increased by 32.6% year over year to approximately US$42.3 million and operating margin increased by 110 basis points to 12.2% from 11.1% a year ago. We will continue to manage our business with a passion for driving efficiency and bringing value to our customers. We are confident that this over time will ensure sustainable long-term growth of our business.”

Recent Development

In February 2016, the Company announced that an affiliate of Tencent Holdings Limited has agreed to invest RMB320 million (US$50 million) in Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xun Cheng”), which operates the Company’s online education platform, Koolearn.com. This investment was completed in April 2016. Also, Xun Cheng intends to conduct a listing on mainland China stock market. New Oriental plans to continue to control and consolidate Xun Cheng after the potential listing.

Financial Results for the Third Fiscal Quarter Ended February 29, 2016

Net Revenues

For the third fiscal quarter of 2016, New Oriental reported net revenues of US$346.9 million, representing a 20.6% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$313.3 million, representing a 19.5% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the third fiscal quarter of 2016 increased by 25.2% year-over-year to approximately 755,100.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$304.6 million, representing a 19.1% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$300.2 million, representing a 19.2% increase year-over-year.

•	Cost of revenues increased by 15.1% year-over-year to US$145.0 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 8.0% year-over-year to US$45.0 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 30.0% year-over-year to US$114.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$110.1 million, representing a 30.8% increase year-over-year, primarily due to increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 12.5% to US$4.4 million in the third fiscal quarter of 2016.

Operating Income and Operating Margin

Operating income was US$42.3 million, a 32.6% increase from US$31.9 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$46.7 million, a 30.4% increase from US$35.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was 12.2%, compared to 11.1% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 13.5%, compared to 12.5% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$48.4 million, representing a 16.8% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.31 and US$0.31, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$52.9 million, representing a 16.4% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.34 and US$0.34, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2016 was approximately US$91.9 million. Capital expenditures for the quarter were US$19.4 million, which were primarily attributable to the opening of 20 new learning centers and renovations at existing learning centers.

Balance Sheet

As of February 29, 2016, New Oriental had cash and cash equivalents of US$464.1 million, as compared to US$524.1 million as of November 30, 2015. In addition, the Company had US$95.0 million in term deposits, US$753.0 million in short-term investment and US$238.9 million in long-term held-to-maturity investments due within one year consisting of trusts guaranteed by a bank and expected to mature within one year from February 29, 2016.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2016 was US$585.3 million, an increase of 37.8% as compared to US$424.9 million at the end of the third quarter of fiscal year 2015.

Financial Results for the Nine Months Ended February 29, 2016

For the first nine months of fiscal year 2016, New Oriental reported net revenues of US$1,083.5 million, representing an 18.0% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2016 increased by 23.4% to approximately 2,607,400.

Income from operations for the first nine months of fiscal year 2016 was US$161.7 million, representing a 23.9% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2016 was US$174.9 million, representing a 23.6% increase year-over-year.

Operating margin for the first nine months of fiscal year 2016 was 14.9%, compared to 14.2% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2016, was 16.1%, compared to 15.4% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2016 was US$182.9 million, representing a 16.3% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2016 amounted to US$1.17 and US$1.16, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2016 was US$196.0 million, representing a 16.5% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2016 amounted to US$1.25 and US$1.25, respectively.

Outlook for Fourth Quarter of Fiscal Year 2016

Reflecting ongoing positive momentum, New Oriental expects total net revenues in the fourth quarter of fiscal year 2016 (March 1, 2016 to May 31, 2016) to be in the range of US$378.1 million to US$391.3 million, representing year-over-year growth in the range of 15% to 19%.

If not including the impact from the recent depreciation of Renminbi against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 20% to 24% for the fourth quarter of fiscal year 2016.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 19, 2016, U.S. Eastern Time (8 PM on April 19, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until April 27, 2016:

International:	+61-2-8199-0299
Passcode:	80096892

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2016, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 29	As of November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	464,061	524,053
Restricted cash, current	46	658
Term deposits	94,983	71,363
Short term investments	752,964	698,859
Accounts receivable, net	4,459	3,646
Inventory	25,803	28,255
Deferred tax assets, current (note 1)	—	14,111
Prepaid expenses and other current assets	102,166	87,999
Amounts due from related parties, current	1,111	1,140
Long term investment due within one year	238,943	—

Total current assets	1,684,536	1,430,084
Property, plant and equipment, net	232,621	233,188
Land use rights, net	3,949	4,079
Amounts due from related parties, non-current	1,934	1,954
Deferred tax assets, non-current (note 1)	19,466	6,515
Long term deposit	14,722	15,808
Long term prepaid rent	300	364
Restricted cash, non-current	2,834	2,428
Intangible assets	2,901	3,249
Goodwill	10,589	10,861
Long term investments	154,556	390,739
Other non-current assets	1,526	1,878

Total assets	2,129,934	2,101,147

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$23,352 and US$16,709 as of November 30, 2015 and February 29, 2016, respectively)	17,615	23,491
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$136,464 and US$152,101 as of November 30, 2015 and February 29, 2016, respectively)	168,811	149,531
Dividend payable (including dividend payable of the consolidated VIE without recourse to New Oriental of nil and nil as of November 30, 2015 and February 29, 2016, respectively)	—	7,582
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$28,980 and US$28,881 as of November 30, 2015 and February 29, 2016, respectively)	31,784	30,040
Amounts due to related party(including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$174 and US$35 as of November 30, 2015 and February 29, 2016, respectively)	35	174
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$582,021and US$582,007 as of November 30, 2015 and February 29, 2016, respectively)	585,349	586,455

Total current liabilities	803,594	797,273
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,514 and US$1,457 as of November 30, 2015 and February 29, 2016, respectively) (note 1)	2,097	2,214

Total long-term liabilities	2,097	2,214
Total liabilities	805,691	799,487

Noncontrolling interests	13,370	13,371
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,310,873	1,288,289

Total shareholder’s equity	1,324,243	1,301,660
Total liabilities and shareholder’s equity	2,129,934	2,101,147

Note 1: In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group elected to early adopt this new guidance on a prospective basis and have applied the changes to all deferred tax liabilities and assets and to the consolidated balance sheet as of February 29, 2016. The Group did not retrospectively apply the changes to prior periods.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	313,251	262,041
Books and others	33,661	25,692

Total net revenues	346,912	287,733

Operating costs and expenses (note 2):
Cost of revenues	145,045	126,015
Selling and marketing	44,989	41,647
General and administrative	114,581	88,168

Total operating costs and expenses	304,615	255,830

Operating Income	42,297	31,903

Other income, net	16,125	16,318
Provision for income taxes	(8,515)	(6,333)
Loss from equity method investment	(1,137)	(453)
Net income	48,770	41,435
Net loss(gain) attributable to the noncontrolling interests	(328)	48

Net income attributable to New Oriental Education & Technology Group Inc.	48,442	41,483

Net income per share attributable to New Oriental-Basic	0.31	0.27
Net income per share attributable to New Oriental-Diluted	0.31	0.26
Net income per ADS attributable to New Oriental-Basic (note 3)	0.31	0.27
Net income per ADS attributable to New Oriental-Diluted (note 3)	0.31	0.26
Other comprehensive loss, net of tax	(30,695)	(19,183)

Comprehensive income	18,075	22,252

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	18,076	22,300

Notes:

Note 2: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	4,446	3,951

Total	4,446	3,951

Note 3: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	114,581	88,168
Share-based compensation expense in general and administrative expenses	4,446	3,951

Non-GAAP general and administrative expenses	110,135	84,217
Total operating costs and expenses	304,615	255,830
Share-based compensation expenses	4,446	3,951

Non-GAAP operating costs and expenses	300,169	251,879
Operating income	42,297	31,903
Share-based compensation expenses	4,446	3,951

Non-GAAP operating income	46,743	35,854
Operating margin	12.2%	11.1%
Non-GAAP operating margin	13.5%	12.5%
Net income attributable to New Oriental	48,442	41,483
Share-based compensation expenses	4,446	3,951

Non-GAAP net income	52,888	45,434
Net income per ADS attributable to New Oriental- Basic (note 3)	0.31	0.27
Net income per ADS attributable to New Oriental- Diluted (note 3)	0.31	0.26
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 3)	0.34	0.29
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 3)	0.34	0.29
Weighted average shares used in calculating basic net income per ADS (note 3)	156,932,343	155,993,002
Weighted average shares used in calculating diluted net income per ADS (note 3)	157,721,515	156,874,791
Non-GAAP income per share - basic	0.34	0.29
Non-GAAP income per share - diluted	0.34	0.29

Note 3: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	987,127	835,363
Books and others	96,356	82,595

Total net revenues	1,083,483	917,958

Operating costs and expenses (note 2):
Cost of revenues	450,931	388,893
Selling and marketing	138,511	135,197
General and administrative	332,297	263,361

Total operating costs and expenses	921,739	787,451

		—

Operating income	161,744	130,507

Other income, net	51,620	49,226
Provision for income taxes	(26,909)	(21,751)
Loss from equity method investment	(3,221)	(732)
Net income	183,234	157,250
Net loss(gain) attributable to the noncontrolling interests	(366)	48

Net income attributable to New Oriental Education & Technology Group Inc.	182,868	157,298

Net income per share attributable to New Oriental-Basic	1.17	1.00
Net income per share attributable to New Oriental-Diluted	1.16	1.00
Net income per ADS attributable to New Oriental-Basic (note 3)	1.17	1.00
Net income per ADS attributable to New Oriental-Diluted (note 3)	1.16	1.00
Other comprehensive income (loss), net of tax	(51,620)	5,599

Comprehensive income	131,614	162,849

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	131,577	162,897

Notes:

Note 2: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	13,178	10,993

Total	13,178	10,993

Note 3: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	332,297	263,361
Share-based compensation expense in general and administrative expenses	13,178	10,993

Non-GAAP general and administrative expenses	319,119	252,368
Total operating costs and expenses	921,739	787,451
Share-based compensation expenses	13,178	10,993

Non-GAAP operating costs and expenses	908,561	776,458
Operating income	161,744	130,507
Share-based compensation expenses	13,178	10,993

Non-GAAP operating income	174,922	141,500
Operating margin	14.9%	14.2%
Non-GAAP operating margin	16.1%	15.4%
Net income attributable to New Oriental	182,868	157,298
Share-based compensation expenses	13,178	10,993

Non-GAAP net income	196,046	168,291
Net income per ADS attributable to New Oriental- Basic (note 3)	1.17	1.00
Net income per ADS attributable to New Oriental- Diluted (note 3)	1.16	1.00
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 3)	1.25	1.07
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 3)	1.25	1.07
Weighted average shares used in calculating basic net income per ADS (note 3)	156,721,538	156,745,702
Weighted average shares used in calculating diluted net income per ADS (note 3)	157,342,880	157,615,286
Non-GAAP income per share - basic	1.25	1.07
Non-GAAP income per share - diluted	1.25	1.07

Note 3: Each ADS represents one common share.